Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  TCF Financial Corporation
Commission File No.:  001-39009
Date:  December 16, 2020

The following is a transcript of an interview on Bloomberg that has been reproduced on Huntington Bancshares Incorporated’s internal website.

Bloomberg Daybreak: Americas
Stephen Steinour, Huntington Bancshares Chairman and CEO
By Alix Steel and Guy Johnson

Alix Steel: This time it is Chuck Schumer saying that we are close to a relief package deal and goes on to say that you can expect more later, specifically the finish line is in sight, but more relief will come in the future, and this echoes Mitch McConnell's statement. Maybe on Friday you could see something passing. All of that adding to what we are seeing in the market, it’s getting dire for some, so let us see by how much. Recent data shows Americans are running down their checking accounts with a handful of aid programs set to expire like unemployment benefits, a moratorium on evictions. Joining us to discuss is Steve Steinour, Chairman and CEO of Huntington Bancshares, a regional bank holding company based in Columbus Ohio and also made a bid for TFC (sic) Financial for $6 billion. We will discuss that merger in just a moment, but I want to get your take, what is it like for people who bank with you?

Stephen Steinour: This has been going on for a long time now, and the second round of the virus has brought more dislocation in terms of jobs, so there is clearly a segment of our customer base that is suffering additionally, and it is compounded by the seasonality here. Some of these jobs were seasonal anyway. So, the relief package has an enormous prospect of doing a great deal for many people. We are eager to see it pass.

Guy Johnson: How quickly does it get to the places where it needs to go to? PPP was pretty effective last time. Give us a sense of how quickly money is going to be available and how quickly people will be able to utilize the money? We have seen the virus picking up for weeks now and we have been prevaricating on stimulus and it is finally coming, when does it actually make an impact into peoples’ pockets?

Stephen Steinour: Well because we’ve done this before in our country, Guy, this could be very short – a matter of a couple of weeks. It depends what is in the package and how it is being distributed.

Alix Steel: Take us below the overall reading here dig into some of the details for us. The housing and auto market has held up well due to lower rates, and now we are hearing that some homeowners are  looking to make delays in mortgage payments and I am wondering what the auto sector will bring, a foreshadow of what the first quarter could look like. What did you notice?

Stephen Steinour: It is a function of unemployment. The unemployment rate in Ohio and some of the surrounding states is 5.5%, 5.6, 5.7. That is relatively good, particularly at this stage of recovery. But if you are one of those families where the breadwinner is laid off, it is a problem. And so there is almost like a bifurcation occurring, and we need to be collectively, as a society, supportive of those who are impacted by the virus who have lost their jobs, for no other reason than the fact that they cannot work as a consequence of the virus. You are seeing the industry and certainly Huntington being very supportive, the markets, and I cannot speak for other banks.

Guy Johnson: What do you think the situation will look like next year? We will see the vaccine, and, or do you think they will continue to see nonperforming loans pick up, or do you think you will see forbearance picking up? What is your expectation? The financial markets are pricing the economy to come back with a bang.

Stephen Steinour: I think that is what we are going to see. Our outlook is a 4% to 6% sort of, GDP growth. There will still be some sectors that are challenged and we will need to support it. But by and large, we will see a significant recovery next year, certainly in the second half as the vaccines get distributed in the first quarter and half of the year.

Alix Steel: All banks have to contend with the yield curve. We can celebrate 80 basis points for the 210, but that spread is not great. The holy grail will be volume making up for the lack of net interest income there. Can you walk me through the demand you are seeing right now to help you offset?

Stephen Steinour: There is increasing demand partially interrupted by supply chain impact. If you look at the auto side, the auto dealers simply cannot get enough product, on the housing front here and certainly in Ohio and parts of the Midwest the new housing construction almost presold. There is almost a capacity issue in the system right now. I think that will level off next year and we will get back into an equilibrium.

Guy Johnson: Steve, as Alix said, the conversation, you just did the TCF deal, I am wondering, there have been a whole range of regional bank deals that we have been picking up on in the past few weeks and months. I am wondering how far through this process you think we are? Is there more road, do you think we will we see more consolidation, do you think you’re done?

Stephen Steinour: We have been talking about bank consolidation for 10 years and it has not happened, so I am not a good forecaster. These are more challenging times with interest rates where they are but that does not necessary translate into additional consolidation. For us, this is strategic opportunity. Both are good banks performing well. Our outlook was positive that we get a lot of economies of scale, and the combination, and we have introduced a lot of revenue opportunities into the TCF customer base that they did not have the process to deliver. That scale will allow us to incrementally invest $150 million above our increasing baseline for the next couple of years. One thing the virus has done is made us all much more digitally oriented than we would have been nine months ago. That’s businesses and consumers.

Alix Steel: Steve, some analysts are worried about integration risks, customer retention in that TCF is also doing a large merger with Chemical, so they are undergoing that, then you’re buying TCF. Lots of moving parts. Walk me through how you expect that to go.

Stephen Steinour: We expect this to be a very very successful integration and combination and revenue growth beyond that that is very significant. Start with the integration between TCF and Chemical has already taken place. Those systems are converted. So there is one set of conversions in the future, not two, and we have done this at this relative scale. So we have a lot of unique product and service capabilities, there is a tremendous level of committed colleagues or team members at TCF, and working together, we will put this together with lots of benefits for the team members, their colleagues, and customers. It is an exciting moment. There might be some loss, but I do not think it will be substantial, and that will be offset by the gains that we’ll make as together we have much more capabilities.

Guy Johnson: One of the things that a lot of CEOs tell us right now is that we see a decade of digital acceleration within the last nine months. I am sure that is probably true for banking, people cannot visit branches and they are having to do more online in their understanding of the opportunities that it provides. In terms of how that reshapes your narrative going forward, do these deals make more sense in that environment as you are able to take more branches out and deliver more digital opportunities. Is the cost cutting opportunity that much greater, and how much of that can now be front loaded?

Stephen Steinour: There is cost-cutting anytime you put two companies together that is just part of getting synergies. But for us, there is also an investment, a reinvestment of some of those expense reductions, and there is an enormous revenue opportunity here. We do many things both on consumer front and the business front that TCF just doesn’t have in their product and services line up. I can tick off a number of things that they have either outsourced or don’t deliver that we do as a matter of course.

Guy Johnson: Ok. Great to talk with you, thank you for taking the time to talk to us about the opportunity going forward and what you’re seeing going forward with the economy. Stephen Steinour, Huntington Bancshares Chairman and CEO.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington and TCF, the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, and uncertainties.  Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements.  Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.  The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements:  changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and TCF; the outcome of any legal proceedings that may be instituted against Huntington or TCF; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and TCF do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and TCF successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and TCF.  Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in TCF’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the SEC and available on TCF’s investor relations website, ir.tcfbank.com, under the heading “Financial Information” and in other documents TCF files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Huntington nor TCF assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and TCF and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Huntington and TCF will be submitted to TCF’s shareholders and Huntington’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF HUNTINGTON AND SHAREHOLDERS OF TCF ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and TCF, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to TCF Investor Relations, TCF Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226, (866) 258-1807.

PARTICIPANTS IN THE SOLICITATION

Huntington, TCF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Huntington and TCF in connection with the proposed transaction under the rules of the SEC.  Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2020, and other documents filed by Huntington with the SEC.  Information regarding TCF’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020, and other documents filed by TCF with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.